COMMENTS RECEIVED ON JANUARY 3, 2017

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File Nos. 811-21667)

Fidelity International Equity Central Fund, Fidelity Real Estate Equity Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, Fidelity Utilities Central Fund, Fidelity Floating Rate Central Fund, Fidelity High Income Central Fund I

AMENDMENT NO. 43

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File Nos. 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund

Fidelity Investment Grade Bond Central Fund

AMENDMENT NO. 28

FIDELITY GARRISON STREET TRUST (File Nos. 033-09148 and 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 93

Fidelity Money Market Central Fund, Fidelity Real Estate Equity Central Fund, and Fidelity Floating Rate Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

Example from Fidelity Floating Rate Central Fund:

“The Adviser may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R:

Although each fund may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of each fund. As a result, each fund believes that its current strategy and risk disclosure are appropriate.

Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central Fund, Fidelity International Equity Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Financials Central Fund, and Fidelity Floating Rate Central Fund

“Fund Summary” (Part A of the Registration Statement)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Investment Grade Bond Central Fund, and Fidelity International Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of a fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time each fund is not expected to count derivatives toward its 80% policy and that the notional value of each fund’s derivatives would not be included toward the 80% policy.

Fidelity Investment Grade Bond Central Fund, Fidelity Inflation-Protected Bond Index Central Fund, and Fidelity International Equity Central Fund

“Investment Policies and Limitations” (Part B of the Registration Statement)

C:

The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R:

We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

All funds

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

Example from Fidelity Inflation-Protected Bond Index Central Fund:

“In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in debt securities by investing in other funds.”

C:

The Staff requests we clarify if these are additional principal investment strategies or if they are non-principal investment strategies.

R:

These are non-principal investment strategies that may be employed in addition to each fund’s principal investment strategies, as disclosed in the prospectus.

Fidelity Investment Grade Bond Central Fund, Fidelity Floating Rate Central Fund, and Fidelity High Income Central Fund 1

 “Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for the funds’ debt securities.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular maturity. Accordingly, we have not modified disclosure.

Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes, and if the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) tend to be particularly sensitive to these changes.”

C:

The Staff requests a separate risk for junk bonds.

R:

We believe that the risks associated with investing in lower-quality debt securities are described in “Issuer - Specific Changes,” “Interest Rate Changes,” and “Prepayment,” as applicable, and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity Inflation-Protected Bond Index Central Fund and Fidelity Investment Grade Bond Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

C:

The Staff requests that we add a separate risk for derivatives.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer-Specific Changes” and “Leverage Risk” in the Fund Basics section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

Fidelity Real Estate Equity Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Health Care Central Fund, Fidelity Industrial Central Fund, Fidelity Information Technology Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund, and Fidelity Utilities Central Fund

“Investment Details” (Part A Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund’s common stock.

R:

Each fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

Fidelity Real Estate Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in equity securities of companies principally engaged in the real estate industry and other real estate related investments. Companies in the real estate industry and real estate related investments may include, for example, real estate investment trusts (REITs) that either own properties or make construction or mortgage loans, real estate developers, companies with substantial real estate holdings, and other companies whose products and services are related to the real estate industry, such as building supply manufacturers, mortgage lenders, or mortgage servicing companies.”

C:

The Staff requests we clarify that other companies have at least 50% of assets committed to or derive 50% of revenues or profits from the real estate industry.

R:

The disclosure on which the Staff has commented is intended to assist investors in understanding, in plain English, the types of companies and investments that may be considered “companies in the real estate industry and other real estate related investments.” It is not intended to provide a definitive or all-inclusive list. As disclosed in the fund’s SAI, for purposes of the fund’s policy to normally invest at least 80% of assets in companies principally engaged in the real estate industry and other real estate related investments, FMR considers whether a company has “at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate” or whether “a third party has given the company an industry or sector classification consistent with real estate.”

Fidelity Real Estate Equity Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Risks”

“Stock Market Volatility. The value of equity securities fluctuates in response to issuer, political, market, and economic developments. Fluctuations, especially in foreign markets, can be dramatic over the short as well as long term, and different parts of the market, including different market sectors, and different types of equity securities can react differently to these developments. For example, stocks of companies in one sector can react differently from those in another, large cap stocks can react differently from small cap stocks, and "growth" stocks can react differently from "value" stocks. Issuer, political, or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole. Changes in the financial condition of a single issuer can impact the market as a whole. Terrorism and related geo-political risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally.”

C:

The Staff requests that we add a corresponding strategy to invest in small cap stocks, growth stocks, and value stocks in the Principal Investment Strategies section.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization or attribution. Accordingly, we have not modified disclosure.

Fidelity Telecom Services Central Fund

“Investment Details” (Part A Registration Statement)

“Principal Investment Strategies”

“The fund invests primarily in companies engaged in the development, manufacture, or sale of communications services or communications equipment.”

C:

The Staff asserts that the disclosure should read “telecom services or telecom equipment” rather than “communications services or communications equipment.”

R:

As part of its primary investment strategies, the fund invests not only telecom services and/or telecom equipment, but also other industries under the communications and/communications equipment umbrella. Further, we point out that the fund is not available for sale to the general public and is offered exclusively to affiliated products, each of which is managed by an investment professional who is well aware of the fund’s strategy in this regard. Accordingly, we have not modified disclosure.

Fidelity Floating Rate Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.”

C:

The Staff requests an explanation of how money market securities, repurchase agreements, and shares of money market and short-term bond funds meet the definition of floating rate securities, in relation to the fund’s 80% name test.

R:

The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. Accordingly, we disclose that “FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds.” We believe this is consistent with Footnote 13 to the Adopting Release for Rule 35d-1 of the 1940 Act, which explains that the Rule’s 80% requirement applies to the fund’s “investments” (as opposed to the narrower term “securities”), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with “economic characteristics similar to the securities included in that basket.” We believe it is reasonable to consider money market securities that pay a variable, or floating interest rate, and certain repurchase agreements as floating rate securities for this purpose.

Fidelity Floating Rate Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

“The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.”

C:

The Staff requests that we include a junk bonds reference to the description of floating rate loans.

R:

We will revise the disclosure under “Principal Investment Strategies” under the heading “Investment Details” as follows:

“The Adviser normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. The Adviser defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds). The Adviser may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings.”